Mail Stop 3561

August 5, 2009

Ira Lyons, President
Hydrogen Hybrid Technologies, Inc.
2901 Bayview Ave.
P.O. Box 91043
Toronto, Ontario M2K 2Y6 Canada

> **Re:** **Hydrogen Hybrid Technologies, Inc.**
> **Form 10-K for fiscal year ended September 30, 2008**
> **Filed January 13, 2009**
> **File No. 333-76242**

Dear Mr. Lyons:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on January 13, 2009

General

1. In your Form 8-K filed June 23, 2008, you describe a transaction where Mr. Carino, your largest stockholder, returned 40,000,000 shares of common stock to you in exchange for

a 10% finder's fee for any capital raised. Please describe the material terms of this agreement in the appropriate places in your annual report. Similarly, the agreement should be filed as an exhibit under Item 601 of the Regulation S-K and may be subject to the disclosure requirements of Item 404 of Regulation S-K. Also, you should disclose whether any finder's fees have been paid out to Mr. Carino under this agreement and whether this agreement has an expiration date.

Item 1. Business, page 5

2.   Please substantially revise your Business section to clarify: 1) which products and services are currently offered; 2) which products and services will be offered within 12 months; and 3) which products and services will only be offered with additional financing or cash generated from speculative future performance not based on recent operating history. In particular, please clearly describe the current operations (i.e. whether there are actual customers for a product, or distribution channels, etc.) and what steps the company has performed as of today for the prospective businesses (i.e. marketing, developed a prototype, etc.). We note much of the disclosure in the Business section appears to relate to future events after additional financing is obtained.

3.   Please substantially revise your Business section to remove promotional or speculative statements. As a non-exclusive example, on page 7 you refer to an "existing market for these devices is literally billons of dollars, with companies such as Arvin Meritor, Johnson Mattney and Delphi…," but provide no basis for this statement. We also note the reduction in fuel consumption and emissions on page 6, for which no basis has been provided.

4.   Please disclose your competitive position in the industry as required by Item 101(h)(4)(iv) of Regulation S-K.

5.   Please disclose all the material terms of the Canadian Hydrogen Energy Company, Ltd. Distribution Agreement.   Also, please file your January 18, 2005 Distribution Agreement with Canadian Hydrogen Energy Company, Ltd as a material agreement required under Item 601 of Regulation S-K

6.   Similarly, please disclose the material terms of the agreements or arrangements that you mention on your website at http://www.hydrogenht.com/news.html, in particular those concerning a supplier to the U.S. Military and Winner Ltd. Also, any material contracts should be filed pursuant to Item 601 of Regulation S-K. We may have further comments.

7.   Please revise to clarify why you are not subject to environmental laws. We note your disclosure that "[t]hey do not apply to companies or individuals providing consulting services …." However, it is unclear how this applies to your business.

Financial Statements

Statements of Cash Flows, page F-4

8.   It appears that your disclosure of $1,007,151 as proceeds from notes payable (cash inflow) is inconsistent with your disclosure in Note 4 on F-13 which states that 500,000 warrants were converted into a $1,007,151 accounts payable as a settlement to a dispute. It would appear that the conversion of the warrants into a payable would be a non-cash transaction. The subsequent payments of this payable would then result in an operating cash outflow. Please clarify or advise. Refer to the guidance of paragraph 32 of SFAS No. 95.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, F-7

9.   It appears from your disclosure that as of year-end you recorded a partial impairment charge of $2,041,943 related to your distribution rights agreement. Considering your (i) accumulated deficit, (ii) continued net losses, (iii) and minimal or negative working capital for the past two years, please provide us with a detailed discussion of how you determined the impairment. Your discussion should include the facts and circumstances that led to the impairment and the method you utilized to determine the fair value. Please refer to the guidance in SFAS No. 144, particularly paragraph (26).

3. Distribution Rights, F-12

10.   We have reviewed your response to our prior comment 5. Your response did not address our comment, thus the comment will be reissued. We note that you originally recorded a $4,254,100 ($2,284,945 subsequent to an impairment charge) asset related a distribution agreement entered into with a related party. Please provide a detailed discussion of how this transaction was accounted for in accordance with U.S. GAAP and cite the specific authoritative literature utilized to support your accounting treatment. In addition, your recording of this agreement as an asset appears to be inconsistent with the disclosure provided in Note 5 of the September 30, 2006 Hydrogen Hybrid Technologies, Inc. financial statements provided in Exhibit 99.2 on the Form 8-K filed 4/7/07. These financial statements state that the right was recorded as an acquisition cost. Please clarify or advise.

Item 9A(T). Controls and Procedures, page 27

Evaluation of Disclosure Controls and Procedures, page 27

11.   It appears from your disclosure that your president and chief financial officer "initially concluded that your disclosure controls and procedures were not effective." It does not appear that your certifying officers have reached a final conclusion on your disclosure controls and procedures were effective or ineffective. Please revise to state clearly, in unqualified language, whether your disclosure controls and procedures were effective or not effective as of the end of the period covered by this report.

Management's Report on Internal Controls Over Financial Reporting, page 27

12.   We note your disclosure that your "internal controls over financial reporting were not effective to detect the inappropriate application of US GAAP rules." Please revise to state clearly, in unqualified language, whether your internal controls over financial reporting were effective or not effective as of the end of the period covered by this report.

Changes in Internal Controls Over Financial Reporting, page 29

13.   Please revise to disclose any changes in your internal control over financial reporting during your last fiscal quarter, not "during the period covered by this report," in accordance with Item 308T(b) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 30

14.   Please revise the management biography for Mr. Lyons to include his service with Hydrogen Hybrid Technologies, Inc., and the period of September 2003 through January 29, 2008.

15.   We note your disclosure that Mr. Lyons is the President and Director of Brisam Corporation from January 29, 2008 to the present. However, Brisam Corporation's public filings indicate that Mr. Lyons was terminated in May 2008. See, Brisam Corporation's Form 8-K filed May 22, 2008. Please revise this section accordingly.

Section 16(a) Beneficial Ownership Reporting Compliance, page 31

16.   We note the disclosure that your officer and director is not current in his Section 16(a) reports. Please provide the disclosure required by Item 405(a)(2) of Regulation S-K.

Code of Ethics, page 33

17.   Please disclose why you have not adopted a code of ethics, as required by Item 406 of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 36

18.   Your beneficial owners table on page 36 includes stockholder "HHT ESOP," but footnote six references the Canadian Hydrogen Energy Company Ltd. Please revise to clarify the beneficial owner of the HHT ESOP and its relationship with the Canadian Hydrogen Energy Company Ltd.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 37

19.   Please revise to clearly describe the relationship between you and Canadian Hydrogen Energy Company, Ltd. Please disclose the beneficial owners and control persons of Canadian Hydrogen Energy Company, Ltd.

20.   Please revise to include the $500,000 transaction with Canadian Hydrogen Energy Company, Ltd., as described on page F-12, for the production of additional inventory and to develop test units.

Signatures, page 41

21.   Please revise to include the signatures of your principal executive officer, principal financial officer, and principal accounting officer or controller. To the extent any individual occupies more than one of the specified positions, please revise to indicate all relevant positions as required in General Instruction D(2) of Form 10-K.

Section 302 Certifications

22.   We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
- Please replace "annual report" with "report" in paragraph two.
- Please replace all references to the "small business issuer" with "the registrant."
- Please sign the certifications in you capacity as the principal executive officer and the principal financial officer, as required by Item 601 of Regulation S-K.

Please revise your certifications to address each of the matters noted above.

Other

23.   Please provide the disclosure required by Item 103 of Regulation S-K regarding the shareholder complaint in the Forms 10-Q for the quarter ended December 31, 2008 and March 31, 2009.

Form 10-Q for the Three Months Ended December 31, 2008

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 17

24.   It appears from your disclosure that your president and chief financial officer "initially concluded that your disclosure controls and procedures were not effective." It does not appear that your certifying officers have reached a final conclusion on your disclosure controls and procedures were effective or ineffective. Please revise to state clearly, in unqualified language, whether your disclosure controls and procedures were effective or not effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting, page 18

25.   We note your disclosure that your "internal controls over financial reporting were not effective to detect the inappropriate application of US GAAP rules." Please revise to state clearly, in unqualified language, whether your internal controls over financial reporting were effective or not effective as of the end of the period covered by this report or revise to remove management's report as disclosure under Item 308(a) of Regulation S-K is not required in your quarterly reports.

Changes in Internal Controls Over Financial Reporting, page 20

26.   Please revise to disclose any changes in your internal control over financial reporting during your last fiscal quarter, not "during the period covered by this report," in accordance with Item 308T(b) of Regulation S-K.

Section 302 Certifications

27.   We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K.
   •   Please replace all references to the "small business issuer" with "the registrant."
   •   Please sign the certifications in you capacity as the principal executive officer and the principal financial officer, as required by Item 601 of Regulation S-K.

Form 10-Q for the Six Months Ended March 31, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 17

28.   It appears from your disclosure that your president and chief financial officer "initially
        concluded that your disclosure controls and procedures were not effective." It does not
        appear that your certifying officers have reached a final conclusion on your disclosure
        controls and procedures were effective or ineffective. Please revise to state clearly, in
        unqualified language, whether your disclosure controls and procedures were effective or
        not effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting, page 18

29.   We note your disclosure that your "internal controls over financial reporting were not
        effective to detect the inappropriate application of US GAAP rules." Please revise to
        state clearly, in unqualified language, whether your internal controls over financial
        reporting were effective or not effective as of the end of the period covered by this report
        or revise to remove management's report as disclosure under Item 308(a) of Regulation
        S-K is not required in your quarterly reports.

Changes in Internal Controls Over Financial Reporting, page 20

30.   Please revise to disclose any changes in your internal control over financial reporting
        during your last fiscal quarter, not "during the period covered by this report," in
        accordance with Item 308(b) of Regulation S-K.

Section 302 Certifications

31.   We note that your Section 302 certifications do not comply with the language required by
        Item 601(31) of Regulation S-K.
        •   Please replace all references to the "small business issuer" with "the registrant."
        •   Please sign the certifications in you capacity as the principal executive officer and
              the principal financial officer, as required by Item 601 of Regulation S-K.

Other Exchange Act Reports

32.   Based on Exhibit 99.2 to your Form 8-K filed April 4, 2007, we note that Schwartz,
        Levitsky, Feldman LLP audited Hydrogen Hybrid Technologies financial statements for
        the years ended September 30, 2006 and 2005. We also note that Moore and Associates
        has been your independent accountant subsequent to Eaton Laboratories' reverse
        acquisition with Hydrogen Hybrid Technologies. Please note that in a transaction
        accounted for as a reverse acquisition, a change in accountants occurs unless one
        accountant audited the financial statements of both parties to the merger. The accountant
        who is no longer associated with the continuing entity (i.e. Schwartz, Levitsky, Feldman

LLP) is considered the predecessor accountant. Please file an Item 4.01 Form 8-K immediately to report your change in accountants from Schwartz, Levitsky, Feldman LLP to Moore and Associates. Refer to the guidance in Item 304 of Regulation S-K.

* * * * *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Questions may be directed to Blaise Rhodes, the primary accounting examiner for this filing, at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: Ira Lyons
        Fax: (416) 229-0717
        Thomas Cook
        Fax: (702) 221-1963